EXHIBIT 99.1

Brookfield Wealth Solutions Announces First Quarter Results and Corporate Simplification

BROOKFIELD, NEWS, May 14, 2026 (GLOBE NEWSWIRE) -- Brookfield Wealth Solutions (NYSE, TSX: BNT) today announced financial results for the three months ended March 31, 2026.

Sachin Shah, CEO of Brookfield Wealth Solutions, stated, “We have built a scaled and well capitalized insurance platform with a resilient portfolio of $180 billion insurance assets today. Our established U.S. platform continues to expand its product and distribution capabilities, and we are now a leader in the U.K. pension market. We look forward to further growing our international operations over time, with a focus on generating high-quality earnings and durable risk-adjusted returns for our business.”

Unaudited As of and for the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended
	2026	2025
Total assets	$156,059	$141,612
Distributable operating earnings[1]	438	437
Net loss	(602)	(282)
Net income per each class A share[2]	$0.07	$0.06

1.  See Non-GAAP and Performance Measures on page 7 and a reconciliation from net income (loss) on page 6.
2.  Per share amounts have been adjusted to reflect the three-for-two stock split completed on October 9, 2025.

First Quarter Highlights

  Significantly expanded our international operations, completing the acquisition of Just Group plc (“Just”), a leading provider of retirement services in the U.K. pension risk transfer and individual annuity markets.

  Originated $5 billion of sales across our retail annuity, pension and funding agreement channels, inclusive of Just.

  Deployed $4 billion into Brookfield originated strategies across our investment portfolio at an average target yield of 10%.

  Continued to optimize the synergies within our recently combined Property & Casualty (“P&C”) businesses, including rebranding the holding company for our P&C operating companies as Clearbrook Group Holdings Inc.

Operating Update

We recognized $438 million of distributable operating earnings (“DOE”) for the three months ended March 31, 2026, compared to $437 million in the prior year period. The current period DOE reflects higher net investment income within our Annuities segment from a larger asset base and asset repositioning, as well as continued improving underwriting results within our P&C segment. The growth in DOE across our Annuity and P&C businesses was partially offset by the absence of a one-time realized investment gain recognized in the prior year period within our Corporate & Other segment.

We recorded a net loss of $602 million for the three months ended March 31, 2026, compared to a net loss of $282 million in the prior year period. The net loss was driven by unfavorable mark-to-market movements on public equity investment positions which have recovered since March 31, 2026.

Today, we are in a strong liquidity position, with approximately $36 billion of cash and short-term liquid investments across our investment portfolios, and another approximately $43 billion of long-term liquid investments. These liquid assets position us well to meet policyholder obligations and support the ongoing rotation of our portfolio into higher yielding investment strategies.

Regular Distribution Declaration

The Board declared a quarterly return of capital to $0.07 per class A share and class B share (representing $0.28 per annum), payable on June 30, 2026 to shareholders of record as at the close of business on June 15, 2026. This distribution is identical in amount per share and has the same payment date as the quarterly distribution announced today by Brookfield Corporation on the Brookfield class A shares.

Combination of BN and BNT

Over the last 18 months, Brookfield Corporation (NYSE, TSX: BN) has streamlined its corporate structure. Today, Brookfield Corporation announced the next step is the combination of BN and BNT.

When Brookfield Wealth Solutions was established in 2021 it was structured in a manner that enabled it to benefit from Brookfield Corporation’s capital base and investing capabilities. Over the past five years, the asset base has grown to close to $200 billion, inclusive of the recent Just acquisition. The proposed combination will provide our insurance operations with further direct access to Brookfield Corporation’s balance sheet and enhance capital efficiency and flexibility in optimizing our expansion over the long term.

The transaction is expected to be completed on a tax-efficient basis for most shareholders of both BN and BNT, and the combined business is expected to be listed on the TSX and NYSE and trade under the symbol “BN”.

We continue to refine the various details to implement the transaction and expect final review of the transaction by the Boards of Directors of BN and BNT to occur in the coming weeks. Subject to the approval of each Board, we intend to seek BN and BNT shareholder approvals on the transaction, as a special matter, at their respective 2026 annual general meetings, both scheduled for July 16, 2026.

Brookfield Corporation Operating Results

An investment in class A shares of our company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in the Brookfield class A shares. A summary of Brookfield Corporation’s first quarter operating results is provided below:

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2026	2025	2026	2025
Net income of consolidated business[1]	$1,042	$215	$4,062	$1,549
Net income attributable to Brookfield shareholders[2]	102	73	1,336	612
Distributable earnings before realizations[3]	1,393	1,301	5,478	5,171
– Per Brookfield class A share[3,4]	0.59	0.55	2.32	2.18
Distributable earnings[3]	1,550	1,549	6,009	6,607
– Per Brookfield class A share[3,4]	0.66	0.65	2.54	2.78

1.  Consolidated basis – includes amounts attributable to non-controlling interests.
2.  Excludes amounts attributable to non-controlling interests.
3.  See Reconciliation of Net Income to Distributable Earnings on page 6 and Non-IFRS and Performance Measures on page 9 of Brookfield Corporation’s press release dated May 14, 2026.
4.  Per share amounts have been adjusted to reflect Brookfield Corporation’s three-for-two stock split completed on October 9, 2025.

Brookfield Corporation net income above is presented under IFRS. Given the economic equivalence, we expect that the market price of the class A shares of our company will be impacted significantly by the market price of the Brookfield class A shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review Brookfield Corporation’s letter to shareholders, supplemental information and its other continuous disclosure filings. Investors, analysts and other interested parties can access Brookfield Corporation’s disclosure on its website under the Reports & Filings section at bn.brookfield.com.

Consolidated Balance Sheets

Unaudited (US$ millions)		March 31		December 31
		2026		2025
Assets

Cash, cash equivalents and short-term investments		$10,768		$13,489
Investments		111,504		109,569
Reinsurance funds withheld		1,593		1,435
Accrued investment income		901		892
Deferred policy acquisition costs		11,846		11,683
Reinsurance recoverables and deposit assets		11,937		12,151
Other assets		7,510		7,962
Total assets		156,059		157,181

Liabilities and equity

Policyholders’ account balances		94,081		92,992
Future policy benefits		15,917		16,249
Policy and contract claims		7,009		7,277
Market risk benefits		4,501		4,536
Deposit liabilities		1,403		1,419
Unearned premium reserve		1,397		1,272
Funds withheld for reinsurance liabilities		3,028		3,157
Corporate borrowings		789		628
Non-recourse borrowings		4,696		4,857
Other liabilities		6,347		6,877

Class A and class B	1,376		1,378
Class C	15,180		16,208
Non-controlling interest	335	16,891	331	17,917
Total liabilities and equity		$156,059		$157,181

Consolidated Statements of Operations

Unaudited For the periods ended March 31 (US$ millions)	Three Months Ended
	2026	2025
Net premiums and other policy revenue	$872	$1,301
Net investment income, including funds withheld	1,471	1,429
Net investment gains (losses), including funds withheld	(687)	(112)
Total revenues	1,656	2,618

Benefits and claims paid on insurance contracts	(655)	(1,107)
Interest sensitive contract benefits	(556)	(524)
Amortization of deferred policy acquisition costs	(345)	(339)
Change in fair value of insurance-related derivatives and embedded derivatives	(139)	(200)
Change in fair value of market risk benefits	(139)	(361)
Other reinsurance expenses	(1)	(1)
Operating expenses	(369)	(382)
Interest expense	(94)	(73)
Total benefits and expenses	(2,298)	(2,987)
Net loss before income taxes	(642)	(369)
Income tax recovery	40	87
Net loss	$(602)	$(282)

Attributable to:
Class A and class B shareholders[1]	$5	$4
Class C shareholder	(614)	(330)
Non-controlling interest	7	44
	$(602)	$(282)

1.  Class A shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield class A share.

Summarized Financial Results

Reconciliation of Net Income (Loss) to Distributable Operating Earnings

Unaudited For the periods ended March 31 (US$ millions)	Three Months Ended
	2026	2025
Net loss	$(602)	$(282)
Unrealized net investment losses (gains), including funds withheld	687	112
Mark-to-market losses (gains) on insurance contracts and other net assets	390	685
	475	515
Deferred income tax recovery	(136)	(183)
Transaction costs	46	41
Depreciation	53	64
Distributable operating earnings[1]	$438	$437

1.  Non-GAAP measure – see Non-GAAP and Performance Measures on page 7.

Additional Information

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended March 31, 2026, which have been prepared using generally accepted accounting principles in the United States of America (“US GAAP” or “GAAP”).

Brookfield Wealth Solutions’ Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our distributions can be found on our website under Stock & Distributions/Distribution History.

Brookfield Wealth Solutions Ltd. (NYSE, TSX: BNT) is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Each class A exchangeable limited voting share of Brookfield Wealth Solutions is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN). For more information, please visit our website at bnt.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Non-GAAP and Performance Measures

This news release and accompanying financial statements are based on US GAAP, unless otherwise noted.

We make reference to Distributable operating earnings. We define distributable operating earnings as net income after applicable taxes excluding the impact of depreciation and amortization, deferred income taxes related to basis and other changes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits, and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates. Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results.

We provide additional information on key terms and non-GAAP measures in our filings available at bnt.brookfield.com.

Notice to Readers

Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions” or “our” or “we”) is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws, “forward-looking statements” within the meaning of Canadian provincial securities laws, “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, assumptions and expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Wealth Solutions, Brookfield Corporation and their respective subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. In particular, the forward-looking statements contained in this news release include statements referring to the growth of our business, international expansion, including all statements relating to the proposed combination of Brookfield Corporation and Brookfield Wealth Solutions, the Just Acquisition, investment opportunities and expected future deployment of capital and financial earnings. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “foresees,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable estimates, assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Wealth Solutions or Brookfield Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, including but not limited to, earthquakes, hurricanes, epidemics and pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Wealth Solutions undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of investment opportunities or otherwise).

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Wealth Solutions believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Wealth Solutions does not make any assurance, representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties, and undue reliance should not be put on them.

No statements contained herein with respect to tax consequences are intended to be, or should be construed to be, legal or tax advice, and no representation is made with respect to tax consequences. Shareholders are urged to consult their legal and tax advisors with respect to their circumstances.